

Mail Stop 4628

April 3, 2017

John D. Schmitz
Chairman and Chief Executive Officer
Select Energy Services, Inc.
1820 North I-35
P.O. Box 1715
Gainesville, TX 76241

  Re: **Select Energy Services, Inc.**
    Amendment 1 to Registration Statement on Form S-1
    Filed March 21, 2017
    File No. 333-216404

Dear Mr. Schmitz:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note 17 – Segment Information, page F-36

1. Please revise to provide disclosure of revenue for each of your products and services (e.g., by service line). Refer to FASB ASC 280-10-50-40.

John D. Schmitz
Select Energy Services, Inc.
April 3, 2017
Page 2

You may contact Diane Fritz, Staff Accountant, 202-551-3331 or, Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Langford, Staff Attorney, at 202-551-3193 or Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: David P. Oelman Esq.
         Alan Beck, Esq.
         Vinson & Elkins L.L.P.